Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 16, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]       Yes    X          No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: August 16, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

September 1, 2004

Item 3.

Press Release

September 1, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah announce that it has received a Cdn$178,000 order from the Los Angeles County Metropolitan Transportation Authority, the fifth largest transit agency in the United States.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

            (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 1st day of September 2004.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Wednesday, September 1, 2004

(No.2004-09-21)

LOS ANGELES COUNTY ORDERS CARMANAH i-STOPTM SOLAR-POWERED LED BUS STOPS

Victoria, British Columbia, Canada – Wednesday, September 1, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that it has received a Cdn$178,000 order from the Los Angeles County Metropolitan Transportation Authority, the fifth largest transit agency in the United States.

"Strategically, Los Angeles County is an important installation for our Company,” states Art Aylesworth, Carmanah's CEO.  "When combined with the solar-powered LED shelter lighting and other i-STOPTM installations we have in the region, Carmanah’s technology is well showcased in California.  This increases the potential for future orders and reorders from surrounding municipalities."

Los Angeles County is one of the largest, most populous counties in the United States.  More than 9.6 million people, or nearly one-third of California's residents, live and work within the transit authority's 1,433-square-mile service area.

i-STOPTM Sales Update

The i-STOPTM is enabling progressive transit agencies, such as Los Angeles County, to improve the safety and comfort of passengers and operators in an environmentally friendly and cost-effective way.  Carmanah's solar-powered illuminated bus stop product is currently installed with more than 70 transit authorities throughout North America and abroad.  Additional recent i-STOPTM customers include:

-

Antelope Valley, CA

-

Tri Delta Transit, Antioch, CA

-

Clallum Transit, Port Angeles, WA

-

Dallas Area Rapid Transit, Dallas, TX

-

King County Metro Transit, Seattle, WA

-

Regional Transportation Commission, Reno, NV

-

City of West Covina, CA

Several customers, including Fresno, CA, Riverside, CA, and Pierce County, WA, have also made repeat orders following successful trials.

There are more than 2,200 transit agencies in the U.S. - representing a substantial market opportunity for Carmanah.  Prospects became even stronger when, in April 2004, the U.S. government passed its TEA 21 reauthorization bill providing $51.5 billion in guaranteed transit funding over six years.

How the i-STOP™ Works

The i-STOPTM is a fully integrated, solar-powered illuminated bus stop offering up to three unique LED-based features: (1) a security light, (2) an edge-lit illuminated schedule, and (3) a signal device for notifying bus operators when a stop is necessary.  The i-STOPTM provides these capabilities in a modular design that is extremely compact, durable and cost-effective.  Carmanah's patented MICROSOURCETM intelligent power management ensures the system is reliable year round at practically any location in North America.

In June 2004, The Canadian Urban Transit Association (CUTA) selected Carmanah's i-STOPTM for the “2004 CUTA Corporate Award for Innovation”.  In March 2004, Carmanah’s solar-powered LED bus stop was a runner-up at the Lighting Design Awards in the U.K.  For more information, please visit www.transitlights.com.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

About Carmanah

Carmanah is an award-winning manufacturer specializing in patented solar-powered LED lighting solutions for commercial applications in the transit, marine, aviation, roadway and industrial worksite markets.  The Company currently has more than 100,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more corporate information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 investors@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com